June 16, 2009

By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attn:	Mark P. Shuman

Re:	LogMeIn, Inc. Amendment No. 8 to Registration Statement on Form S-1 Filed June 15, 2009 File No. 333-148620
Ladies and Gentlemen:
On behalf of LogMeIn, Inc. (“LogMeIn” or the “Company”), submitted herewith for filing is Amendment No. 8 (“Amendment No. 8”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 8 in response to comments contained in a letter, dated June 12, 2009 (the “Letter”), from Mark P. Shuman of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael K. Simon, Chairman and Chief Executive Officer of LogMeIn. The response contained herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The response is keyed to the numbering of the comment in the Letter and to the headings used in the Letter. The Company has responded to the comment in the Letter by making changes to the Company’s disclosure as set forth in Amendment No. 8.
Executive Compensation
Compensation Discussion and Analysis, page 72
1.	We refer to comment 2 of our prior letter dated March 26, 2009 and note that you have revised your filing to include certain previously removed portions of the summary compensation information for 2007. However, your revisions exclude the discussion of the effect of individual performance on base salary compensation previously disclosed in Amendment No. 4 and required by Item 402(b)(2)(vii) of Regulation S-K. Please revise your filing to provide additional detail and an analysis of how individual performance contributed to actual base salary compensation for the named executive officers for all periods covered in your executive compensation section, including fiscal years 2007 and 2008.
Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 77 of Amendment No. 8.

U.S. Securities and Exchange Commission
June 16, 2009

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If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Lee Schindler of this firm at (781) 966-2048.
Sincerely,
/s/ Susan L. Mazur
Susan L. Mazur